CUSIP No. 627335201	13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MUSCLEPHARM CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

627335201
(CUSIP Number)

Ryan Charles Drexler

c/o MusclePharm Corp.

4721 Ironton Street, Building A

Denver, CO 80239

with a copy to:

George Shuster, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich Street
New York, New York 10017
(212) 937-7518
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 627335201

(1)	Names of Reporting Persons Ryan Charles Drexler

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 10,156, 020

	(8)	Shared Voting Power. 0

	(9)	Sole Dispositive Power. 10,156,020

	(10)	Shared Dispositive Power. 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 10,156,020

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 45.2%

(14)	Type of Reporting Person (See Instructions). IN

CUSIP No. 627335201	13D/A

Item 1.	Security and Issuer.

This Amendment No. 1 to Statement of Beneficial Ownership of Schedule 13D (the “Schedule 13D/A”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”) of MusclePharm Corp., a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 4721 Ironton Street, Denver, Colorado 80239.

Item 2.	Identity and Background.

(a)	Ryan Charles Drexler (the “Reporting Person”) is the reporting person for this Schedule 13D/A.

(b)	The business address for the Reporting Person is 4721 Ironton Street, Building A, Denver, CO 80239.

(c)	Currently, the Reporting Person is the Chief Executive Officer (“CEO”) of Consac, LLC (“Consac”) and the Interim CEO, Interim President and the Executive Chairman of the Board of Directors of the Issuer.

(d)	The Reporting Person is a citizen of the United States.

(e)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a convertible secured promissory note dated November 8, 2016 (the “Second Convertible Note”), issued by the Issuer to the Reporting Person, as the “Holder”, the Reporting Person acquired a convertible note in the original principal amount of $11,000,000, initially convertible into approximately 6,010,929 shares of the Issuer’s Common Stock at a price per share equal to $1.83. Under the terms of the Second Convertible Note, the Issuer promised to pay the Reporting Person the principal amount together with interest on the outstanding principal amount at a rate of 10% per annum. Any accrued but unpaid interest on the principal amount will also be convertible into shares of Common Stock at a per share exercise price of $1.83. Unless converted, all outstanding principal and any accrued but unpaid interest under the Second Convertible Note (the “Second Conversion Amount”) shall be due and payable on November 8, 2017 (the “Second Convertible Note Maturity Date”).

The Reporting Person, as the Holder, may at any time, in his sole discretion, upon written notice to the Issuer, elect to convert all or a portion of the Second Conversion Amount into shares of the Issuer’s Common Stock at a price per share equal to $1.83.

Item 4.	Purpose of Transaction.

The Reporting Person is engaged in the investment business and has extensive experience in the vitamin and supplement industry. In pursuing investment opportunities, the Reporting Person reviews the operations, capital structure and markets of companies, such as the Issuer. Based on his review and knowledge of the industry, the Reporting Person made the decision to cause Consac to purchase the shares of Common Stock previously reported as beneficially owned by the Reporting Person in open market transactions for investment purposes. The Reporting Person was appointed to the Board of Directors of the Issuer and elected Chairman of the Board in June 2015, and in connection therewith received shares of restricted stock of the Issuer. In December 2015, the Reporting Person entered into the First Convertible Note (as defined below) to assist the Issuer with working capital needs. The Reporting Person subsequently was appointed Interim President, Interim CEO and Executive Chairman of the Board of Directors of the Issuer and, in connection with such service, acquired options of the Issuer as equity awards.  The Reporting Person acquired the Second Convertible Note and shares of Common Stock reported as beneficially owned to assist the Issuer in paying amounts owed by the Issuer pursuant to a Settlement Agreement entered into on November 7, 2016 in connection with a dispute arising out of a manufacturing agreement.  The Reporting Person holds all shares reported as beneficially owned for investment purposes.

The Reporting Person is Interim President, Interim CEO and Executive Chairman of the Board of Directors of the Issuer.  In these capacities the Reporting Person takes, and will continue to take, an active role in the Issuer’s management and strategic direction.  In addition, in connection with his employment with the Issuer, the Reporting Person may be entitled to cash and other non-equity compensation in connection with a sale of the Issuer or other transaction of the nature described below.

CUSIP No. 627335201	13D/A

Other than as described above, the Reporting Person does not have any current plans or proposals, but may in the future propose one or more actions, which would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	one or more changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions to the extent they may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

CUSIP No. 627335201	13D/A

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 10,156,020 shares of Common Stock, representing approximately 45.2% of the of the Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Person, assuming the notes described above and options described below are exercised immediately, is based upon 13,834,680 shares outstanding as of November 1, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities and Exchange Commission on November 9, 2016.

Pursuant to a convertible secured promissory note dated December 7, 2015 (“First Convertible Note”), issued by the Issuer to the Reporting Person, as the “Holder”, the Reporting Person acquired a convertible note in the original principal amount of $6,000,000, initially convertible into approximately 2,608,696 shares of the Issuer’s Common Stock at a price per share equal to $2.30. Pursuant to the terms of the First Convertible Note, the Issuer promised to pay the Reporting Person the principal amount together with interest on the outstanding principal amount at a rate of 8% per annum. Any accrued but unpaid interest on the principal amount will also be convertible into shares of Common Stock at a per share exercise price of $2.30. As of November 11, 2016, $13,163 of interest, convertible into approximately 5,063 shares, on the First Convertible Note was accrued but unpaid. Unless converted, all outstanding principal and any accrued but unpaid interest under the First Convertible Note (whether or not that interest has been capitalized) (the “First Conversion Amount”) shall be due and payable upon January 15, 2017 (the “First Maturity Date”).

Pursuant to the Second Convertible Note the Reporting Person acquired a convertible note in the original principal amount of $11,000,000, initially convertible in whole or in part into approximately 6,010,929 shares of the Issuer’s Common Stock at a price per share equal to $1.83. Under the terms of the Second Convertible Note, the Issuer promised to pay the Reporting Person the principal amount together with interest on the outstanding principal amount at a rate of 10% per annum. Any accrued but unpaid interest on the principal amount will also be convertible into shares of Common Stock at a per share exercise price of $1.83. Unless converted, the Second Conversion Amount shall be due and payable on the Second Maturity Date.

The Reporting Person, as the Holder, may at any time, in his sole discretion, upon written notice to the Issuer, elect to convert all or a portion of the First Conversion Amount and/or the Second Conversion Amount, respectively, into shares of the Issuer’s Common Stock at the respective exercise prices and maturity dates of the First Convertible Note and Second Convertible Note.

As of November 10, 2016, the Reporting Person also beneficially owns 1,499,408 shares held by Consac LLC; 31,924 fully vested shares of restricted stock; and 34,340 shares subject to vested stock options with an exercise price per share of $1.89. The Reporting Person is the CEO of Consac and may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 of the Securities Exchange Act) of the Common Stock that Consac beneficially owns. The Reporting Person has the power to direct the voting and disposition of the Issuer’s Common Stock that Consac beneficially owns.

(b)	The Reporting Person has the sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares reported as beneficially owned.

(c)	Other than the acquisition of the Second Convertible Note as described in this Schedule 13D/A, the Reporting Person has not effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 627335201	13D/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the First Convertible Note and the Second Convertible Note described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Convertible Secured Promissory Note dated December 7, 2015 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on December 10, 2015)
99.2	Convertible Secured Promissory Note dated November 8, 2016 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 9, 2016)
99.3	Amended and Restated Security Agreement dated November 8, 2016 by and between the Issuer and the Reporting Person (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 9, 2016)

CUSIP No. 627335201	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Ryan Charles Drexler
Ryan Charles Drexler, individually, and as President of Consac, LLC